UNITES STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2001

                         clipclop.com  Enterprises  Inc.
                         -------------------------------
                 (Translation of registrant's name into English)

Suite  1500,  789  West  Pender  Street,  Vancouver,  BC,  Canada  V6C  1H2
---------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form  20-F [x]    Form  40-F [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82  -     .]

                          CLIPCLOP.COM ENTERPRISES INC.
                         #1500 - 789 WEST PENDER STREET
                             VANCOUVER, BC  V6C 1H2

                                  NEWS RELEASE

                           CLIPCLOP.COM GRANTS OPTIONS

FOR  IMMEDIATE  RELEASE



VANCOUVER,  BC  - FEBRUARY 26, 2001 CLIPCLOP.COM ENTERPRISES INC. (OTCBB: CLOPF)

clipclop.com Enterprises Inc. (the "Company") has appointed Jonathan Severn and Wesley Wardle to the Board of Directors of the Company to take the place of Messrs. John J. Henry and Robert A. Simington, both of whom have retired. Mr. Severn was appointed Chief Executive Officer and President of the Company.

clipclop.com is an e-commerce, information, entertainment and advice Internet web site catering to the $25 billion annual equine industry.

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM  1          REPORTING  ISSUER

clipclop.com  Enterprises  Inc.  (the  "Company")
#1500  -  789  West  Pender  Street
Vancouver,  BC
V6C  1H2

ITEM  2          DATE  OF  MATERIAL  CHANGE

February  23,  2001

ITEM  3          PRESS  RELEASE

Issued February 23, 2001 and distributed through the facilities of Stockwatch, Market News Publishing, George Cross Newsletter and SEDAR

ITEM  4          SUMMARY  OF  MATERIAL  CHANGE

The Company has granted options to a director to purchase a total of 500,000 common shares at a price of US$0.15 per share.

ITEM  5          FULL  DESCRIPTION  OF  MATERIAL  CHANGE

The Company has granted options to a director to purchase a total of 500,000 common shares at a price of US$0.15 per share. These options are exercisable for a period of two years expiring February 23, 2003.

ITEM  6          RELIANCE  ON  SECTION  85(2)  OF  THE  ACT

This  report  is  not  being  filed  on  a  confidential  basis.

ITEM  7          OMITTED  INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM  8          DIRECTOR

Contact:          Andrew  Carruthers
Telephone:          408-8890

ITEM  9          STATEMENT  OF  DIRECTOR

The  foregoing  accurately  discloses  the  material  change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of February, 2001.

/s/  Andrew  Carruthers
Andrew  Carruthers,  Director

                                     FORM 27

                                 SECURITIES ACT
                                 --------------

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
              -----------------------------------------------------

ITEM  1          Reporting  Issuer

Clipclop.com  Enterprises  Inc.
(the  "Company")
#1500  -  789  West  Pender  Street
Vancouver,  BC  V6C  1H2
(604)  408-8890

ITEM  2          Date  of  Material  Change

February  26,  2001

ITEM  3          Press  Release

February  26,  2001
Vancouver,  British  Columbia

ITEM  4          Summary  of  Material  Change

The Company announces the appointment of two new directors and the appointment of a new Chief Executive Officer and President.

ITEM  5          Full  Description  of  Material  Change

The Company has appointed Jonathan Severn and Wesley Wardle to the Board of Directors of the Company to take the place of Messrs. John J. Henry and Robert
A. Simington, both of whom have retired. Mr. Severn was appointed Chief Executive Officer and President of the Company.

ITEM  6          Reliance  on  Section  85(2)  of  the  Act

N/A

ITEM  7          Omitted  Information

N/A

ITEM  8          Senior  Officers

Jonathan  Severn,  President  and  C.E.O.

ITEM  9          Statement  of  Senior  Officer

The  foregoing  accurately  discloses  the  material  change referred to herein.

DATED  at  Vancouver,  BC  this  7th  day  of  February,  2001.

/s/  Jonathan  Severn
JONATHAN  SEVERN
President

This is the form required under section 139 of the Securities Rules and, if applicable by an order issued under section 76 of the Securities Act.

                                     FORM 20

                                 SECURITIES ACT

                          REPORT OF EXEMPT DISTRIBUTION
                          -----------------------------

Report  of  a  distribution  made  under  Section  74(2)(1) to (5), (8) to (10),
(11)(i),  (14),  (16)(i),  (18)  or (23) to (27) of the Securities Act, R.S.B.C.
1996, c.418, or section 128 (a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 or, if applicable, by an order issued under Section 76 of the Securities Act.

(PLEASE  REFER  TO  THE  INSTRUCTIONS  BEFORE COMPLETING THE INFORMATION BELOW.)

1. Name, address and telephone number of the issuer of the security distributed.

clipclop.com  Enterprises  Inc.
#1500  -  789  West  Pender  Street
Vancouver,  BC  V6C  1H2
Telephone:  (604)  408-8890

2. State whether the issuer is or is not an exchange issuer (i.e. listed on the Vancouver Stock Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The  issuer  is  not  an  exchange  issuer.

3.     Describe  the  type  of  security  and  the aggregate number distributed.

Stock Option Plan dated January 24, 2001 authorizing the issuer to grant to its directors, officers, employees or consultants incentive stock options to purchase up to a maximum of 5,000,000 common shares of the issuer.

4.     Date  of  the  distribution(s)  of  the  security.

     February 20, 2001, being the date of acceptance by the Securities and Exchange Commission.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

Section  74(2)(9)  of  the  Securities  Act  (British  Columbia)  and BOR 96/15.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

     (a)     Not  applicable

     (b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.


7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

     Not  applicable.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

Not  applicable.

10. If the distribution of the security was made under section 128(h) of the Rules, state

     (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

Not  applicable.

     (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not  applicable.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED  at  Vancouver,  this  2nd  day  of  March,  2001.


     CLIPCLOP.COM  ENTERPRISES  INC.
     Name  of  issuer  (please  print)

     /s/  Andrew  Carruthers
     Signature  of  authorized  signatory

     Andrew  Carruthers,  Director

     Name  and  office  of  authorized  signatory  (please  print)
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2 In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate Form 20 together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is Form 20A (IP) for an individual purchaser and Form 20A (NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97. Cheques should be made payable to the "British Columbia Securities Commission".

This is the form required under Section 139 of the Securities Rules and, if applicable, by an order issued under Section 76 of the Securities Act.

     FORM  20

     SECURITIES  ACT

     REPORT  OF  EXEMPT  DISTRIBUTION

Report  of  a  distribution under Section 74(2)(1) to (5), (8) to (10), (11)(i),
(14),  (16)(i), (18), (19) or (23) to (26) of the Securities Act, R.S.B.C. 1996,
c.418 (the "Act"), Section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 (the "Rules"), or, if applicable, by an order issued under Section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

clipclop.com  Enterprises  Inc.
#1500  789  W.  Pender  Street
Vancouver,  B.C.
V6C  1H2

Tel.:  (604)  408-8890

2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

     The  Company  is  not  an  exchange  issuer.

3.     Describe  the  type  of  security  and  the aggregate number distributed:

The Company has granted options to a director of the Company to purchase a total of 500,000 common shares at a price of US$0.15 per share.

4.     Date  of  the  distribution(s)  of  the  Security:

     February  23,  2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made:

     Section  74(2)(9)  of  the  Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution was to more than 50 purchasers, circle clause (b) of this section.

(a)


     (a)
                             Number of     Purchase     Total       Section of
Full Name and Residential    Securities      Per        Purchase     Act/Rules
Address of Purchaser         Distributed    Share       Price         and if
                                                        (Cdn$)      applicable
                                                                      date of
                                                                   Discretionary
                                                                     Order or
                                                                   Blanket Order
                                                                      Number

Andrew Carruthers
#12 1450 Chesterfield
North Vancouver, BC          500,000        CDN$0.22     $110,000      section
                                            (US$0.15)                  74(2)(9)


     (b) The Issuer has prepared and certified a list comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian dollars) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

     $0.00

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

N/A

9. If the distribution of the security was under Section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

Not  applicable.

10. If the distribution of the security was under Section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution; and

     Not  applicable

(b) the total dollar value (Canadian dollars) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution.

          Not  applicable


The undersigned hereby certifies that the statements made in this report are true and correct.

DATED  at  Vancouver,  B.C.,  this  28th  day  of  February,  2001.


clipclop  Enterprises.com  Inc.
(Name  of  Issuer  -  Please  Print)

/s/ Andrew Carruthers
Signature

Director
(Official  Capacity  -  Please  Print)


Andrew  Carruthers
(Please print the name of individual whose signature appears above, if different from issuer or agent printed above.)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IT IS A MISREPRESENTATION.

This is the form required under Section 139 of the Securities Rules and, if applicable, by an order issued under Section 76 of the Securities Act.

     FORM  20

     SECURITIES  ACT

     REPORT  OF  EXEMPT  DISTRIBUTION

Report  of  a  distribution under Section 74(2)(1) to (5), (8) to (10), (11)(i),
(14),  (16)(i), (18), (19) or (23) to (26) of the Securities Act, R.S.B.C. 1996,
c.418 (the "Act"), Section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 (the "Rules"), or, if applicable, by an order issued under Section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

clipclop.com  Enterprises  Inc.
#1500  789  W.  Pender  Street
Vancouver,  B.C.
V6C  1H2

Tel.:  (604)  408-8890

2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada):

     The  Company  is  not  an  exchange  issuer.

3.     Describe  the  type  of  security  and  the aggregate number distributed:

The Company has granted options to senior officers of the Company to purchase a total of 4,000,000 common shares at a price of US$0.05 per share.

4.     Date  of  the  distribution(s)  of  the  Security:

     February  26,  2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made:

     Section  74(2)(9)  of  the  Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution was to more than 50 purchasers, circle clause (b) of this section.





                                                                                   SECTION OF
                                                                                   ACT/RULES AND IF
                                                                                   APPLICABLE, DATE
                                 NUMBER OF       PURCHASE                          OF DISCRETIONARY
FULL NAME AND RESIDENTIAL        SECURITIES      PRICE PER     TOTAL PURCHASE      ORDER OR BLANKET
ADDRESS OF PURCHASER            DISTRIBUTED        SHARE     PRICE (CANADIAN $)    ORDER NUMBER


Jerry Bohn                      1,000,000         CDN$0.07        $70,000           section 74(2)(9)
247 Camino Cortina                                (US$0.05)
Camarillo, California  93010


Aric Gastwirth                  1,000,000         CDN$0.07        $70,000           section 74(2)(9)
528 El Retiro Court                               (US$0.05)
Oak Park, California  91377


Gregg G. Schlender              1,000,000         CDN$0.07        $70,000           section 74(2)(9)
2373 Palomar Avenue                               (US$0.05)
Ventura, California  93001

Ryan H. Spurgin                 1,000,000         CDN$0.07        $70,000           section 74(2)(9)
700 Albany                                        (US$0.05)
Ventura, California  93004



     (b) The Issuer has prepared and certified a list comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian dollars) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

     Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

N/A

9. If the distribution of the security was under Section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

Not  applicable.

10. If the distribution of the security was under Section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution; and

     Not  applicable

(b) the total dollar value (Canadian dollars) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution.

          Not  applicable


The undersigned hereby certifies that the statements made in this report are true and correct.

DATED  at  Vancouver,  B.C.,  this  8th  day  of  March,  2001.


clipclop.com  Enterprises  Inc.
(Name  of  Issuer  -  Please  Print)

/s/  Jonathan  Severn
Signature

Director
(Official  Capacity  -  Please  Print)

Jonathan  Severn
(Please print the name of individual whose signature appears above, if different from issuer or agent printed above.)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IT IS A MISREPRESENTATION.



                          CLIPCLOP.COM ENTERPRISES INC.
                           CONSOLIDATED BALANCE SHEET
                             AS AT DECEMBER 31, 2000
                         (EXPRESSED IN CANADIAN DOLLARS)
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                           2000           1999
ASSETS
CURRENT ASSETS
Cash. . . . . . . . . . . . . . . . .  $    141,185   $    881,123
Accounts receivable, net of allowance        22,587         18,532
Prepaid expenses. . . . . . . . . . .         4,567          5,145
Deposit held in Trust . . . . . . . .             -         25,000
                                       -------------  -------------
                                            168,339        929,800

CAPITAL ASSETS. . . . . . . . . . . .        86,154         30,069
                                       ------------   -------------
                                       $    254,493   $    959,869
                                       =============  =============


LIABILITIES
CURRENT LIABILITIES
Accounts payable and accruals . . . .  $     36,426   $     12,606
Due to related parties. . . . . . . .             -          3,393
                                       -------------  -------------
                                             36,426         15,999


SHAREHOLDER'S EQUITY
Share Capital . . . . . . . . . . . .    16,949,719     13,800,594
Obligation to Issue Shares. . . . . .             -        190,966
Contributed Surplus . . . . . . . . .       158,207        158,207
Deficit . . . . . . . . . . . . . . .   (16,889,859)   (13,205,897)
                                       ------------  --------------
                                            218,067        943,870
                                       -------------  -------------
                                       $    254,493   $    959,869
                                       =============  =============


/s/ Jonathan Severn
Director

/s/ Andrew Carruthers
Director




                                        CLIPCLOP.COM ENTERPRISES INC.
                                 CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                           AS OF DECEMBER 31, 2000
                                       (EXPRESSED IN CANADIAN DOLLARS)
                                    (UNAUDITED - PREPARED BY MANAGEMENT)



                               THREE MONTHS ENDED DECEMBER 31, 2000    THREE MONTHS ENDED DECEMBER 31, 1999
REVENUE. . . . . . . . . . .  $                              12,980   $                               9,003
COST OF SALES. . . . . . . .                                      -                                   6,096
                              --------------------------------------  --------------------------------------

GROSS MARGIN . . . . . . . .                                 12,980                                   2,907


EXPENSES
Administration . . . . . . .                                 49,022                                  24,296
Depreciation . . . . . . . .                                 10,009                                   1,510
Interest and financing cost.                                    604                                  82,082
Professional fees. . . . . .                                  4,208                                  37,404
Research and development . .                                151,174                                  34,979
Advertising. . . . . . . . .                                112,333                                  28,919
Investor relations . . . . .                                 17,594                                  22,534
                              --------------------------------------  --------------------------------------
                                                            344,944                                 231,724

Gain/Loss foreign exchange .                                      -                                 (11,703)
Other income . . . . . . . .                                  5,494                                   2,269
                              --------------------------------------  --------------------------------------
PROFIT (LOSS) FOR THE PERIOD                               (326,470)                               (238,280)

DEFICIT, BEGINNING OF PERIOD                             16,563,389                              12,967,617
                              --------------------------------------  --------------------------------------

DEFICIT, END OF PERIOD . . .  $                          16,889,859   $                          13,205,897
                              ======================================  ======================================




                                CLIPCLOP.COM ENTERPRISES INC.
                            CONSOLIDATED STATEMENTS OF CASH FLOW
                        FOR THE THREE MONTHS ENDED DECEMBER 31, 2000
                               (EXPRESSED IN CANADIAN DOLLARS)
                            (UNAUDITED - PREPARED BY MANAGEMENT)



                                                   THREE MONTHS ENDED    THREE MONTHS ENDED
                                                   DECEMBER 31, 2000     DECEMBER 31, 1999
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the period. . . . . . . . . . . . . . .  $          (326,470)  $          (226,583)
Gain/Loss - Disposal of Capital Assets . . . . .                 (357)                    -
Items not affecting cash
- depreciation and amortization. . . . . . . . .               10,009                 1,510
                                                  --------------------  --------------------
                                                             (316,818)             (225,073)


NET CHANGE IN NON-CASH WORKING CAPITAL
   Accounts receivable, net of allowance . . . .               14,050                 2,408
   Accounts payable and accruals . . . . . . . .              (84,382)              (20,272)
   Due to related parties. . . . . . . . . . . .                    -                  (487)
                                                  -------------------   --------------------
                                                              (70,332)             (243,424)
                                                  --------------------  --------------------


FINANCIAL ACTIVITY
Cash received for common shares. . . . . . . . .                    -               937,419
Purchase of Capital Assets . . . . . . . . . . .               (2,466)              (14,127)


INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS DURING THE PERIOD . . . . . . . . .             (389,616)              679,868
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD.              530,801               201,255
                                                  --------------------  --------------------
CASH AND CASH EQUIVALENTS - END OF PERIOD. . . .  $           141,185   $           881,123
                                                  ====================  ====================


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     CLIPCLOP.COM  ENTERPRISES  INC.
     (Registrant)


Date:  March  22,  2001     /s/  Andrew  Carruthers
                            Andrew  Carruthers,  Director